PARAMOUNT RESOURCES LTD.
Calgary, Alberta

March 22, 2007

NEWS RELEASE:	PARAMOUNT FILES 2006 YEAR END DISCLOSURE DOCUMENTS

Paramount Resources Ltd. has filed its audited consolidated financial statements as at and for the year ended December 31, 2006 and related management's discussion and analysis with Canadian securities regulatory authorities. Paramount has also filed its annual information form for the year ended December 31, 2006, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of these documents may be obtained via www.sedar.com or Paramount's website at www.paramountres.com.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994